Exhibit 99.4

NuCana Reports First Quarter 2025 Financial Results and Provides Business Update

Initiation of Expansion Study of NUC-7738 in Combination with Pembrolizumab for Patients with PD-1 Inhibitor-Resistant Melanoma

Initial Data from the Expansion Study of NUC-7738 Expected in Q4 2025 with Final Data in 2026

Additional Data from the Ongoing Phase 1b/2 Study of NUC-3373 in Combination with Pembrolizumab Remain on track for 2025

Anticipated Cash Runway Extended into Q4 2026 to Support Key Value-Driving Milestones and Complete the Expansion Study of NUC-7738

Edinburgh, United Kingdom, June 2, 2025 (GLOBE NEWSWIRE)—NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2025 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We have entered 2025 with a clear focus on the advancement of our pipeline through key milestones, into late-stage development, and towards commercialization,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Our lead program, NUC-7738, continues to show significant promise. NUC-7738 is a novel agent that profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. In our ongoing Phase 1/2 NuTide:701 study, we have observed a favorable safety profile, meaningful tumor volume reduction and prolonged progression free-survival in patients with PD-1 inhibitor refractory and resistant metastatic melanoma. Based on these compelling results, we have recently initiated an expansion trial of NUC-7738 in an additional 28 patients with PD-1 inhibitor-resistant melanoma, that supports our registrational path. Based on this, we plan to meet with the U.S. Food and Drug Administration to determine the optimal regulatory strategy forward towards commercialization.”

Mr. Griffith continued, “Turning to our second program, NUC-3373 is a targeted thymidylate synthase inhibitor with immune modulating properties. We are encouraged by the data from the ongoing Phase 1b/2 NuTide:303 study. This study is evaluating NUC-3373 in combination with pembrolizumab in patients with advanced solid tumors, and NUC-3373 with docetaxel in patients with lung cancer. To date, we have seen notable tumor volume reductions and prolonged progression free survival in these patients. We look forward to sharing additional data from this trial later this year.”

Mr. Griffith concluded, “Lastly, we strengthened our balance sheet with a financing in May, extending our cash runway through key value-driving milestones. With multiple data readouts ahead, we are well-positioned to deliver on our mission of improving treatment outcomes for patients with cancer.”

2025 Anticipated Milestones

•	NUC-7738

•	Initiate an expansion of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Announce data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab; and

•	Obtain regulatory guidance from the U.S. Food and Drug Administration on pivotal study design for NUC-7738 in melanoma.

•	NUC-3373

•	Announce additional data from the Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

First Quarter 2025 Financial Highlights and Cash Position

As of March 31, 2025, NuCana had cash and cash equivalents of £4.0 million compared to £6.7 million at December 31, 2024. Subsequent to March 31, 2025, NuCana completed a financing, raising an additional £8.8 million in gross proceeds before expenses and commission. NuCana expects that its cash and cash equivalents as of March 31, 2025, together with amounts raised through its financing, will be sufficient to fund its planned operations into Q4 2026.

NuCana continues to advance its numerous clinical programs and reported a net loss of £2.5 million for the quarter ended March 31, 2025, as compared to a net loss of £6.8 million for the quarter ended March 31, 2024. Basic and diluted loss per ordinary share was £0.02 for the quarter ended March 31, 2025, as compared to £0.13 per ordinary share for the comparable quarter ended March 31, 2024.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into Q4 2026. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2025	2024
	(in thousands, except per share data)
	£	£
Research and development expenses	(1,725)	(6,783)
Administrative expenses	(1,067)	(1,581)
Net foreign exchange (losses) gains	(59)	95

Operating loss	(2,851)	(8,269)
Finance income	25	126

Loss before tax	(2,826)	(8,143)
Income tax credit	353	1,305

Loss for the period	(2,473)	(6,838)

Basic and diluted loss per ordinary share	(0.02)	(0.13)

Unaudited Condensed Consolidated Statements of Financial Position As At

	March 31, 2025	December 31, 2024
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,191	2,199
Property, plant and equipment	177	197
Deferred tax asset	116	113

	2,484	2,509
Current assets
Prepayments, accrued income and other receivables	1,223	922
Current income tax receivable	3,941	4,594
Cash and cash equivalents	3,953	6,749

	9,117	12,265

Total assets	11,601	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	152,289	151,827
Other reserves	78,609	78,421
Accumulated deficit	(226,724)	(224,294)

Total equity attributable to equity holders of the Company	4,174	5,954

Non-current liabilities
Provisions	37	37
Lease liabilities	99	117

	136	154
Current liabilities
Trade payables	2,403	2,705
Payroll taxes and social security	142	134
Accrued expenditure	4,632	5,714
Lease liabilities	74	73
Provisions	40	40

	7,291	8,666
Total liabilities	7,427	8,820

Total equity and liabilities	11,601	14,774

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(2,473)	(6,838)
Adjustments for:
Income tax credit	(353)	(1,305)
Amortization and depreciation	67	136
Finance income	(25)	(126)
Interest expense on lease liabilities	3	5
Share-based payments	258	626
Net foreign exchange losses (gains)	101	(98)

	(2,422)	(7,600)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(309)	(87)
(Decrease) increase in trade payables	(302)	2,390
Decrease in payroll taxes, social security and accrued expenditure	(1,075)	(586)

Movements in working capital	(1,686)	1,717

Cash used in operations	(4,108)	(5,883)

Net income tax received	999	—

Net cash used in operating activities	(3,109)	(5,883)

Cash flows from investing activities
Interest received	28	124
Payments for intangible assets	(39)	(81)

Net cash (used in) from investing activities	(11)	43

Cash flows from financing activities
Payments for lease liabilities	(20)	(64)
Proceeds from issue of share capital – exercise of share options	1	3
Proceeds from issue of share capital	475	1,492
Share issue expenses	(14)	(45)

Net cash from financing activities	442	1,386

Net decrease in cash and cash equivalents	(2,678)	(4,454)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(118)	97

Cash and cash equivalents at end of period	3,953	12,868

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com